T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

July 26, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:           Notice of the Meeting and Record Dates
2010 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Levon Resources Ltd.
ISIN	CA5279011020
CUSIP	527901102
Meeting Date	September 27, 2010
Record Date for Notice	August 23, 2010
Record Date for Voting	August 23, 2010
Beneficial Ownership Determination Date	August 23, 2010
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

LEVON RESOURCES LTD.

 “Dorothy Chin”

____________________________________
Dorothy Chin
Corporate Secretary